SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 2)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         NORTHWEST AIRLINES CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    667280101
                                 (CUSIP Number)

                        Owl Creek Asset Management, L.P.
     640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
                                 (212) 688-2550

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 4, 2006
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 17 Pages)

CUSIP No. 667280101                    13D                Page 2 of 17 Pages

 ----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                178,300

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                178,300

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                178,300

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 667280101                    13D                Page 3 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                       Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,440,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,440,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,440,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                1.6%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 667280101                    13D                Page 4 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,618,300
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,618,300

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,618,300

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                1.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 667280101                    13D                Page 5 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                        Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,781,700

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,781,700
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,781,700
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 667280101                    13D                Page 6 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                      Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,400,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,400,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,400,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                5.0%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 667280101                    13D                Page 7 of 17 Pages

Item 1.   Security and Issuer.

          The Schedule 13D initially filed on November 21, 2006, amended by Amendment No. 1 filed on December 11, 2006, relating to the common stock (the "Common Stock") of Northwest Airlines Corporation (the "Issuer"), whose principal executive offices are located at 2700 Lone Oak Parkway, Eagan, Minnesota 55121, is hereby amended and restated in its entirety by this Amendment No. 2 to the Schedule 13D.


Item 2.   Identity and Background.

          (a)  This statement is filed by:

               (i) Owl Creek I, L.P., a Delaware limited partnership ("Owl Creek I"), with respect to the shares of Common Stock directly owned by it;

               (ii) Owl Creek II, L.P., a Delaware limited partnership ("Owl Creek II"), with respect to the shares of Common Stock directly owned by it;

               (iii) Owl Creek Advisors, LLC, a Delaware limited liability company (the "General Partner"), with respect to the shares of Common Stock directly owned by Owl Creek I and Owl Creek II;

               (iv) Owl Creek Asset Management, L.P. a Delaware limited partnership (the "Investment Manager"), with respect to the shares of Common Stock directly owned by Owl Creek Overseas Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"), and Owl Creek Socially Responsible Investment Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("SRIF"); and

               (iv) Jeffrey A. Altman, with respect to shares of Common Stock owned by Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF.

          The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

          (b) The address of the principal office of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

          (c) The principal business of each of Owl Creek I and Owl Creek II is serving as a private investment limited partnership. The principal business of the General Partner is serving as general partner of Owl Creek I and Owl Creek II, respectively. The principal business of the Investment Manager is serving as investment manager to Owl Creek Overseas and SRIF.

          (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 667280101                    13D                Page 8 of 17 Pages

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Each of Owl Creek I, Owl Creek II and the Investment Manager is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

Item 3.   Source and Amount of Funds and Other Consideration.

          The shares of Common Stock were purchased with the working capital of Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF, and on margin. The Reporting Persons' margin transactions are with Morgan Stanley & Co., on such firm's usual terms and conditions. All or part of the shares of Common Stock beneficially owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Owl Creek I, Owl Creek II, Owl Creek Overseas or SRIF. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of the Transaction.

The Reporting Persons originally acquired shares of Common Stock for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Acquisition of beneficial ownership of, in the aggregate, in excess of 4,450,000 shares of Common Stock requires compliance with certain notice provisions of an order issued in connection with the Issuer's bankruptcy case (the "Order"). The Reporting Persons may, in the future, seek to acquire beneficial ownership of more than 4,450,000 shares of Common Stock, and, if so, will comply with the Order in all respects. The Reporting Persons' current investment in Common Stock, as disclosed in this Amended Schedule 13D, requires no action by the Reporting Persons under the Order.

The Reporting Persons sent a letter on November 21, 2006 to the Acting United States Trustee ("UST") requesting the appointment of an official committee of equity security holders to represent shareholder interests in the Issuer's bankruptcy case ("Northwest Equity Committee"). A copy of that letter was attached to the Reporting Persons original 13D. On December 8, 2006 the Reporting Persons sent a second letter to the UST further requesting appointment of the Northwest Equity Committee. A copy of that letter was attached to the Reporting Persons' Amended 13D. By letter dated December 21, 2006, the UST advised the Reporting Persons that she declined to appoint the Northwest Equity Committee. A copy of that letter is attached as Exhibit 4. The Reporting Persons have become a member of an unofficial Northwest Equity Committee with other entities that own shares of Common Stock for the purpose of requesting that the court overseeing the Issuer's bankruptcy case appoint a Northwest Equity Committee as an official committee in such case. The unofficial Northwest Equity Committee has retained legal and financial advisors to assist in such request and the Reporting Person expects that this request will be made in the near future. The Investment Manager intends to work to protect shareholders' economic interests and is interested in serving on an official Northwest Equity Committee, if recognized by the bankruptcy court.

CUSIP No. 667280101                      13D                  Page 9 of 17 Pages

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in the Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, the creditors committee of the Issuer, the members of the unofficial Northwest Equity Committee, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, strategy, bankruptcy case and future plans of the Issuer, which may include, among other things, discussion of potential strategic alternatives and other initiatives and transactions that may become available to the Issuer designed to enhance enterprise and shareholder value.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, actions taken by the creditors committee of the Issuer, developments in the Issuer's bankruptcy case, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future, subject to requirements of any applicable court orders including the Order, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 667280101                    13D                Page 10 of 17 Pages

Item 5.   Interest in Securities of the Issuer.

     A.   Owl Creek I, L.P.
          (a)  Aggregate number of shares beneficially owned: 178,300
               Percentage: 0.2% The percentages used herein and in the rest of
Item 5 are calculated based upon 87,300,393 shares of Common Stock that are outstanding as of September 30, 2006 as reported by the Company in its Form 10-Q filed on November 9, 2006.
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 178,300
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition:
                    178,300
          (c) The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I, L.P. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
          (d) Owl Creek Advisors, LLC, the general partner of Owl Creek I, L.P., has the power to direct the affairs of Owl Creek I, L.P., including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
          (e)  Not applicable.

    B.   Owl Creek II, L.P.
          (a)  Aggregate number of shares beneficially owned: 1,440,000
               Percentage: 1.6%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 1,440,000
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition:
                    1,440,000
          (c) The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek II, L.P. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
          (d) Owl Creek Advisors, LLC, the general partner of Owl Creek II, L.P., has the power to direct the affairs of Owl Creek II, L.P., including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
          (e)  Not applicable.

     C.   Owl Creek Advisors, LLC
          (a)  Aggregate number of shares beneficially owned: 1,618,300
               Percentage: 1.9%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 1,618,300
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition:
                    1,618,300
          (c) Owl Creek Advisors, LLC did not enter into any transactions in the Common Stock of the Company within the last sixty days. However, Owl

CUSIP No. 667280101                      13D                 Page 11 of 17 Pages

Creek Advisors, LLC is the general partner of Owl Creek I, L.P. and Owl Creek II, L.P. and has the power to direct the affairs of Owl Creek I, L.P. and Owl Creek II, L.P. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I, L.P. and Owl Creek II, L.P. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
          (d) Owl Creek Advisors, LLC, as the general partner of Owl Creek I, L.P. and Owl Creek II, L.P., has the power to direct the affairs of Owl Creek I, L.P. and Owl Creek II, L.P., including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
          (e)  Not applicable.

     D.   Owl Creek Asset Management, L.P.
          (a)  Aggregate number of shares beneficially owned: 2,781,700
               Percentage: 3.2%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 2,781,700
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition:
                    2,781,700

          (c) Owl Creek Asset Management, L.P. did not enter into any transactions in the Common Stock of the Company within the last sixty days. However, Owl Creek Asset Management, L.P. is the investment manager to Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd. and has the power to direct the investment activities of Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd. in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
          (d) Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd., has the power to direct the investment activities of Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd., including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations.
          (e)  Not applicable.

     E.   Jeffrey A. Altman
          (a)  Aggregate number of shares beneficially owned: 4,400,000
               Percentage: 5.0%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 4,400,000
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition:
                    4,400,000
          (c) Mr. Altman did not enter into any transactions in the Common Stock of the Company within the last sixty days. The acquisition dates, number of shares of Common Stock acquired and the price per share for all transactions by Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd. in the Common

CUSIP No. 667280101                      13D                 Page 12 of 17 Pages

Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.

          (d)  Not applicable.
          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Common Stock of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Stock, the relative value of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Common Stock may be included, or a combination of any of the foregoing. In addition to the Common Stock that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 4,668,300 shares of Common Stock through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.   Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1. Letter to the Acting United States Trustee dated November 21, 2006. (previously filed)

Exhibit 2. Joint Filing Agreement (previously filed)

Exhibit 3. Second Letter to the Acting United States Trustee dated December 8, 2006. (previously filed)

Exhibit 4. Letter from the Acting United States Trustee dated December 21, 2006.

CUSIP No. 667280101                    13D                Page 13 of 17 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 5, 2007

                                 /s/ JEFFREY A. ALTMAN
                                 --------------------------------------------
                                 Jeffrey A. Altman, individually, and as
                                 managing member of Owl Creek Advisors, LLC,
                                 for itself and as general partner of
                                 Owl Creek I, L.P. and Owl Creek II L.P.,
                                 and as managing member of the general
                                 partner of Owl Creek Asset Management, L.P.,
                                 for itself and as investment manager to Owl
                                 Creek Overseas Fund, Ltd. and Owl Creek
                                 Socially Responsible Investment Fund, Ltd.

CUSIP No. 667280101                    13D                Page 14 of 17 Pages


                                   Schedule A


                                OWL CREEK I, L.P.



Date of              Number of shares         Price per        Open market/
Transaction          Purchased/(Sold)           share             Cross
                                                               Transaction

-----------------------------------------------------------------------------
11/15/2006                 42,300              $1.34                O
-----------------------------------------------------------------------------
11/15/2006                115,400              $1.56                O
-----------------------------------------------------------------------------
11/16/2006                 11,600              $1.95                O
-----------------------------------------------------------------------------
12/01/2006                  9,000              $3.37                C
-----------------------------------------------------------------------------

CUSIP No. 667280101                    13D                Page 15 of 17 Pages


                              OWL CREEK II, L.P.



Date of              Number of shares         Price per        Open market/
Transaction          Purchased/(Sold)           share             Cross
                                                               Transaction

-----------------------------------------------------------------------------
11/15/2006                363,700              $1.34                O
-----------------------------------------------------------------------------
11/15/2006                992,000              $1.56                O
-----------------------------------------------------------------------------
11/16/2006                 99,300              $1.95                O
-----------------------------------------------------------------------------
12/01/2006                (15,000)             $3.37                C
-----------------------------------------------------------------------------

CUSIP No. 667280101                    13D                Page 16 of 17 Pages


                          OWL CREEK OVERSEAS FUND, LTD.


Date of              Number of shares         Price per        Open market/
Transaction          Purchased/(Sold)           share             Cross
                                                               Transaction

-----------------------------------------------------------------------------
11/15/2006                677,100              $1.34                O
-----------------------------------------------------------------------------
11/15/2006              1,846,400              $1.56                O
-----------------------------------------------------------------------------
11/16/2006                184,700              $1.95                O
-----------------------------------------------------------------------------
12/01/2006                  6,600              $3.37                C
-----------------------------------------------------------------------------

CUSIP No. 667280101                    13D                Page 17 of 17 Pages


              OWL CREEK SOCIALLY RESPONSIBLE INVESTMENT FUND, LTD.


Date of              Number of shares         Price per        Open market/
Transaction          Purchased/(Sold)           share             Cross
                                                               Transaction

-----------------------------------------------------------------------------
11/15/2006                 16,900              $1.34                O
-----------------------------------------------------------------------------
11/15/2006                 46,200              $1.56                O
-----------------------------------------------------------------------------
11/16/2006                  4,400              $1.95                O
-----------------------------------------------------------------------------
12/01/2006                   (600)             $3.37                C
-----------------------------------------------------------------------------

                                    EXHIBIT 4

      Letter from the Acting United States Trustee dated December 21, 2006.